Kenneth G. Eade

Attorney at Law

190 North Canon Drive suite 420

Beverly Hills California 90210

(310) 275-3055 Fax: (310) 861-0620

March 24, 2010

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re: Premier Holding Corp.

       Registration Statement on Form 10

       File No. 000-29482

Dear Ms. Breslin:

The undersigned represents Premier Holding Corp. as securities counsel.  Dr. Jack Gregory has authorized me to respond to your comment letter of February 25, 2010.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

1.

Since the Company’s registration became effective, our independent accountant was diagnosed with a malignancy and his chemotherapy treatment caused a delay in our filings.  In our conference call with accounting, we agreed to update the Form 10a filing with interim financial statements to September 30, 2009.  We have included these interim financials on the latest amendment, plus filed a form 10Q.

2.

There is only one affiliate with shareholdings who will have filed his form 3 by the time you review the amendment.

3.

The company’s acknowledgment is attached to this letter.

4.

The minutes are included herewith.

5.

The meeting proposed in the preliminary proxy statement filed August 12, 2008 was never held because, before the SEC would allow us to clear comments, it terminated the Company’s registration.  The original meeting that was held appointing Dr. Gregory as director did allow shareholders to cumulate votes.  However, there were only two directors nominated and no shareholders other than Dr. Gregory appeared in person or in proxy to vote at the meeting.  The disclosures in the form 10A have been corrected to disclose the cumulative voting.

6.

The Company did not ask the shareholders to ratify the acts of Dr. Gregory from his appointment.  That proposed meeting was never held because the SEC terminated the Company’s registration.

7.

The forward looking statement boiler plate language has been revised.

8.

This comment is acknowledged and does not require a separate response.

9.

The Company intends to begin the purchase of caskets and initiate marketing efforts once the Company’s registration statement has cleared comments with the SEC.  The funding will be provided by Dr. Gregory.

10.

To clarify the facts surrounding the opportunity to purchase caskets, the disclosures have been revised as follows: “The company intends to exploit an introduction of the company to Ace Caskets from a funeral director in Las Vegas, Nevada, which has offered to allow us to buy bulk lots of caskets at current wholesale prices, which is presently approximately $350 per unit.   This differs from the current wholesale price per unit of $685.   We do not have a contract with the funeral director or Ace Caskets and our bulk price is subject to change.”

11.

  The documents are included herewith.

12.

As supplemental information, the company notes to the staff that the NFDA’s site also states that it is the worldwide resource and advocate across all facets of funeral service.  It further disclaims the use of any such information.  The information on the site is compiled from various sources and is not proprietary.  The NFDA site was used for general information.  Information was not reproduced from it or from the CFSA site.  The information we relied on from the CFSA site was via their public information section, not proprietary information section, and was used as a guide to verify information on casket costs provided to the Company by Garland Lee, the funeral director who introduced us to the Ace Casket Company.

13.

The disclosures have been reconciled to make it clear that we will be dealing directly through Ace Casket Company and not Mr. Lee.

14.

The storage space that the Company intends to use is in Porterville, California, measuring 10 by 20 feet at a present cost of $81 per month.  The company has not entered into a contract or agreement for this space as it presently has no caskets to store there.

15.

The table has been updated to December 31, 2009.

16.

The 100% figure was in error.  We have corrected it to 69.8%.

17.

The total column figure has been corrected.

18.

The aggregate grant date fair value of the stock issue has been included in the table.  This is consistent with Item 402(n)(2)(v).

19.

The company’s president referred to is Jack Gregory.  We have changed it to Chief Executive Officer in the disclosures.

20.

The disclosures have been clarified and match exactly the financial statement notes.

21.

We have revised the filing to include interim financial statements to September 30, 2009.

22.

The exhibit list has been revised and exhibit 3.1 revised to consolidate all articles of incorporation and amendments thereto.

23.

The exhibit list has been revised.

24.

There is no written commitment of our shareholders to meet our operating expenses, only oral indications.  The disclosures have been revised.

25.

The auditor’s opinion expresses an unqualified opinion on the financial statements for 2007 and 2008.  The opinion has been revised to comply with the PCAOB standards and the requirements of Regulation S-X.

26.

The business description of the notes has been revised and, as the company is no longer seeking a merger or acquisition candidate, that language has been removed.

27.

The statement of cash flows has been revised to comply with Rule 8-08 of Regulation S-X.

I trust that the Company’s amendments and responses have satisfied the staff’s concerns.  Please also be advised that the Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

KENNETH EADE

cc: Dr. Gregory